

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

June 26, 2009

Dean L. Cash
Chief Executive Officer
ATEL 14, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re: ATEL 14, LLC**
> **Registration Statement on Form S-1**
> **Filed May 29, 2009**
> **File No. 333-159578**

Dear Mr. Cash:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>Cover Page</u>

1. We note that you have disclosed that your primary standard industrial classification code number is 7394. However, the SIC for your company in the EDGAR system is 7359. Please revise your cover page accordingly. You may also wish to consult the Standard Industrial Classification Code List, which is

available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

2. Please refer to the Form S-1 instructions and revise the cover page to indicate whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

3. Please add bullet point disclosure on: (1) conflicts of interest and (2) the risk that investors may incur tax liability in excess of cash contributions in a particular year. Please also disclose these items in the summary section.

4. Please revise the first bullet to disclose that the distributions may be a return of capital and not a return on capital.

5. Please revise the sixth bullet to disclose that the transferability of the Units is limited by the terms of the operating agreement.

6. Please revise the eighth bullet to disclose that investors will have limited voting rights under the agreement.

Calculation of Registration Fee Table

7. Please revise to the "Calculation of Registration Fee" table to state the provision of Rule 457 of the Securities Act that is being relied upon for the basis of the calculation.

Preliminary Prospectus Cover Page

8. In accordance with Item 501(b)(2) of Regulation S-K, please include in the centered text at the top of the cover page the amount of securities offered pursuant to the registration statement. Please see Section II(A)(3)(a) of Securities Act Release No.33-6900 (June 25, 1991) regarding disclosure of the minimum and the maximum amount to be offered.

9. Please revise to include disclosure that the Manager, the Dealer Manager or broker dealers engaged by the Dealer Manager to sell the units, or any of their Affiliates or employees, and certain clients of investment advisors may purchase units at a per unit price of $9.25. Please also disclose the number of units offered at this price.

Summary of the Offering, page 7

10. We note the organizational chart on page 51 which explains the Fund, the Fund's Manager and the family of ATEL companies providing various services to the

Fund. Please include this chart and the description in the summary section.

11. We note the definition of "high quality corporate credits" on page 36. Please include a definition in the summary section or provide a reference to the definition, including the page number. Please include the definition in the glossary.

Prior Performance Summary, page 56

12. While this appears to be your fourteenth program, you have discussed the performance of twelve funds. Please include disclosure regarding a thirteenth fund, or tell us supplementally why the disclosure is not required to be provided.

Federal Tax Consequences, page 64

13. Please revise to state clearly that the discussion in the Federal Tax Consequences section is counsel's opinion. Note that counsel's opinion should cover all material aspects of the offering, including those contemplated by each subsection of Item 12 of Industry Guide 5. As currently drafted, it is unclear whether counsel's opinion covers the entire Item 12 discussion or only the five items listed under "Opinions of Derenthal & Dannhauser LLP" on page 63.

Supplemental Sales Material, page 88

14. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Exhibit A
Prior Performance Information
Table III – Operating Results of Prior Programs, page A-7

15. It appears that the amount of cash distributions to investors on a GAAP basis for certain periods does not agree to the amounts included in the Forms 10-K and 10-Q filed for the funds. For example, it appears that the 2007 cash distributions to investors on a GAAP basis of 96.73 for ATEL Capital Equipment Fund XI does not agree to the amount reported on the statement of changes in members' capital included on page 17 of the Form 10-K for the year ended December 31, 2008. In addition, the 2008 cash distributions to investors on a GAAP basis of 74.23 for ATEL 12 does not agree to the amount reported in the statement of changes in members' capital on page 16 of the Form 10-K for the year ended December 31, 2008. Please advise or revise as necessary to ensure that prior performance

information agrees to the information included in the Forms 10-K and 10-Q filed for each of the funds.

16. Please consider expanding the notes to cash generated by (used in) operations, cash generated by sales, cash generated from refinancing, and cash generated from other amounts to further explain how these amounts are derived based on your statements of cash flows included in your Forms 10-K and 10-Q. It appears that the cash generated by (used in) operations amounts represent net cash provided by operating activities adjusted for amortization of unearned income on direct financing leases and amortization of unearned income on notes receivable as reported on your statements of cash flows. Please also consider explaining your basis for these adjustments.

Exhibit Index

17. Please add the subscription agreement as an exhibit.

Opinion of Counsel, Exhibit 5.1

18. Please revise the opinion to include all amendments to the registration statement.

19. Please revise to opine on the appropriate laws of California, the jurisdiction of organization of the registrant.

20. We note that the opinion is dated as of May 28, 2009. Please clarify that the opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

Tax Opinion, Exhibit 8.1

21. Please clarify that counsel is opining upon the "material", rather than "certain" Federal income tax aspects of the offering, as required by Item 12.A. of Industry Guide 5.

22. Please have counsel confirm to us that it concurs with our understanding that its reference to the California Beverly-Killea Limited Liability Company Act includes the statutory provisions and all applicable provisions of the California Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Dean L. Cash
ATEL 14, LLC
June 26, 2009
Page 6

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus
Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding
comments on the financial statements and related matters. Please contact Sherry
Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other
questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Paul J. Derenthal, Esq. *(via facsimile 510/834-8309)*
        Derenthal & Dannhauser LLP
        1999 Harrison Street, 26th Floor
        Oakland, California 94612